                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 7)*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            STRATOSPHERE CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  863106 10 0
                                 (CUSIP Number)

                                Timothy J. Cope
                              Grand Casinos, Inc.
                               130 Cheshire Lane
                          Minnetonka, Minnesota 55305
                                 (612) 449-9092
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                March 12, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

  CusipNo. 863106 10 0                                         Page 2 of 4

  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Grand Casinos, Inc.                        Taxpayer ID No.: 41-1689535

  2     Check the Appropriate Box if a Member of a Group   (a) [ ]
                                                           (b) [ ]
  3     SEC Use Only

  4     Source of Funds*
        N/A

  5     Check Box If Disclosure of Legal Proceedings is required pursuant to
        Items 2(d) or 2(e)                                     [ ]
        N/A

  6     Citizenship or Place of Organization

        Minnesota


     Number of       7      Sole Voting Power
       Shares               23,014,704
beneficially owned
      by each        8      Shared Voting Power
     reporting
    person with             0

                     9      Sole Dispositive Power

                            23,014,704

                     10     Shared Dispositive Power

                            0


  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         23,014,704

  12     Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*
                                                               [ ]
         N/A

  13     Percent of Class Represented by Amount in Row (11)

         39.4%

  14     Type of Reporting Person*

         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          Include Both Sides of the Cover Page, Responses To Items 1-7
      (Including Exhibits) of the Schedule, and the Signature Attestation

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 7 ("Amendment No. 7") to the Statement on Schedule 13D dated February 23, 1994, as amended by Amendment No. 1 dated May 3, 1994, Amendment No. 2 dated June 1994, Amendment No. 3 dated March 9, 1995, Amendment No. 4 dated December 22, 1995, Amendment No. 5 dated November
25, 1997, and Amendment No.6 dated March 4, 1998 (as amended, the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock") of Stratosphere Corporation, a Delaware corporation (the "Issuer"), and is being filed by Grand Casinos, Inc., a Minnesota corporation (the "Reporting Person") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Unless otherwise indicated, each capitalized term used herein but not otherwise defined shall have the meaning assigned to such term in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby supplemented as follows:

         Subject to limitations imposed by applicable federal and state securities laws and regulations and state gaming laws and regulations, the Reporting Person may, from time to time, sell the securities of the Issuer beneficially owned by the Reporting Person to the public in the over-the-counter market or in negotiated transactions, or otherwise, at prices and on terms then obtainable. Pursuant to the Memorandum of Agreement, GCI, through GCR, purchased 8,250 shares of the Series A Preferred Stock for $4,063 per share. Each share of the Series A Preferred Stock was converted into 1,000 shares of the Common Stock. Pursuant to the Memorandum of Agreement, the Shares of Series A Preferred Stock and the shares of the Common Stock issuable upon conversion of the Series A Preferred Stock are not transferable for a period of five years from March 9, 1995, the date the shares of Series A Preferred Stock were issued and the date the Note Offering closed.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 23,014,704 shares of the outstanding Common Stock of the Issuer, representing approximately 39.4% of the outstanding Common Stock (based upon 58,393,105 shares outstanding on November 7, 1997, the latest date that the Issuer's most recent filing with the Securities and Exchange Commission indicates the number of shares outstanding) all of such shares are pledged as colateral to the Trustees for the benefit of the holders of the Reporting Person's 10 1/8% First Mortgage Notes due 2003.

         (b) The Reporting Person has voting and dispositive power with respect to a total of 23,014,704 shares.

         (c) Listed below are all transactions effected in the Issuer's Common Stock by the Reporting Person since the filing of Amendment No. 6:


  Type of                                         Number             Price per
Transaction           Trade Date                  of Shares            Share
-------------------------------------------------------------------------------
    Sell                3/6/98                     85,000            $0.14
    Sell               3/11/98                     30,000            $0.135
    Sell               3/12/98                     50,000            $0.125
    Sell               3/12/98                    120,000            $0.12
    Sell               3/13/98                    100,000            $0.12
    Sell               3/13/98                     50,000            $0.1175
    Sell               3/13/98                    100,000            $0.115



         (d)     Not applicable.

         (e) Not applicable. The Reporting Person still beneficially owns more than five percent of the Issuer's outstanding Common Stock.


                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 16, 1998                      GRAND CASINOS, INC.



                                           By: /s/ Timothy J. Cope
                                               -------------------
                                               Timothy J. Cope
                                               Chief Financial Officer